UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

___________________________________________________

HC2 Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

74443P104
(CUSIP Number)

Philip A. Falcone
450 Park Avenue, 30th Floor
New York, New York 10022
(212) 339-5800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Philip A. Falcone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,508,288

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,508,288

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,508,288

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.5%

14	TYPE OF REPORTING PERSON
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Global Opportunities Breakaway MM LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
540,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
540,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
540,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%

14	TYPE OF REPORTING PERSON
CO

Item 1.	Security and Issuer.

This Amendment No. 21 ("Amendment No. 21") amends the Schedule 13D filed on January 7, 2014, as amended by Amendment No. 1 filed on January 15, 2014, Amendment No. 2 filed on May 23, 2014, Amendment No. 3 filed on December 3, 2014, Amendment No. 4 filed on March 17, 2015, Amendment No. 5 filed on March 24, 2015, Amendment No. 6 filed on August 10, 2015, Amendment No. 7 filed on September 2, 2015, Amendment No. 8 filed on October 9, 2015, Amendment No. 9 filed on October 16, 2015, Amendment No. 10 filed on November 9, 2015, Amendment No. 11 filed on November 19, 2015, Amendment No. 12 filed on December 29, 2015, Amendment No. 13 filed on January 14, 2016, Amendment No. 14 filed on March 22, 2016, Amendment No. 15 filed on April 14, 2015, Amendment No. 16 filed on August 31, 2016, Amendment No. 17 filed on November 10, 2016, Amendment No. 18 filed on November 17, 2016, Amendment No. 19 filed on February 16, 2017, and Amended No. 20 filed on March 10, 2017 (as amended, the "Schedule 13D"), and relates to the shares of Common Stock, $0.001 par value (the "Shares"), of HC2 Holdings, Inc. (the "Issuer"). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 21.

Item 5.	Interest in Securities of the Issuer.

References to the percentage ownership of Shares in this Schedule 13D are based upon 42,959,329 Shares outstanding as of June 14, 2017, which amount was provided by the Company to Mr. Falcone.

(a, b)
As of the date hereof, Philip A. Falcone is the beneficial owner of 6,508,288 Shares, constituting 13.5% of the outstanding Shares and consisting of (i) 869,188 Shares owned directly by Mr. Falcone, (ii) 540,000 Shares owned by Global Opportunities Breakaway MM LLC (“Global Opportunities”), of which Mr. Falcone is the Managing Member and, as such, has the sole power to vote or dispose of such Shares, and (iii) 5,099,100 Shares which Mr. Falcone has the right to acquire within 60 days upon the exercise of outstanding options granted by the Issuer.

(c) On March 10, 2017, Mr. Falcone was awarded (a) 109,677 Shares, 46,316 of which were withheld to cover tax obligations arising from the award, such that Mr. Falcone acquired 63,361 Shares, and (b) options to purchase 40,943 Shares at an exercise price of $5.50 per Share which are immediately exercisable. In addition to the Shares subject to the above-mentioned award (which are beneficially owned by Mr. Falcone on the date of this Amendment No. 21), on March 10, 2017, Mr. Falcone also received the following awards, which were subject to the approval of the Issuer’s stockholders, of additional Shares under the Issuer’s equity incentive plan (the "Plan"): (i) restricted stock units (“RSUs”) in respect of 383,725 Shares, which vest with respect to 109,677 Shares on March 10, 2018, 137,024 Shares on March 10, 2019 and 137,024 Shares on March 10, 2020, in each case subject to Mr. Falcone’s continued employment with the Issuer on the applicable vesting date, and (ii) options to purchase 143,246 Shares at an exercise price of $5.50 per Share, which options vest with respect to 40,943 Shares on March 10, 2018, 51,152 Shares on March 10, 2019 and 51,152 Shares on March 10, 2020, subject to Mr. Falcone’s continued employment with the Issuer on the applicable vesting date. On June 14, 2017, the Company’s stockholders approved the additional Shares under the Plan.

Other than as set forth above, neither Mr. Falcone nor Global Opportunities has effected any transactions in Shares in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2017

/s/ Philip A. Falcone
Philip A. Falcone